Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes to those statements included in Exhibit 99.2 to this Form 6-K. This discussion and analysis contain forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives, expectations, forecasts and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section titled “Risk Factors” and elsewhere in our Annual Report for the Year ended December 31, 2022 on Form 20-F, filed with the U.S. Securities and Exchange Commission on April 7, 2023. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Organization and Overview of Operations

We develop in-vitro diagnostic (“IVD”) tests for clinical diagnostics in the area of human genetics, focusing in the areas of personalized medicine. Our flagship product is a colorectal cancer screening product sold under the brand name ColoAlert™. We develop and distribute our IVD kits to third-party laboratories, who in turn provide diagnostic analysis for their patients. Additionally, we operate a clinical diagnostic laboratory for testing patient samples. Substantially all of our revenues in 2023 and 2022 were generated from the sale of our ColoAlert kits and the analytics and delivery of results from testing patient samples.

In addition, we conduct research and development in order to increase and diversify our product portfolio. During 2022 and 2023, we are managing two government funded research and development projects, which provide us non-refundable grant income that covers a portion of the individual project related costs. Our PancAlert product candidate research is partially funded with government programming and Company funds.

On November 9, 2021, we completed our initial public offering whereby we sold 2,300,000 ordinary shares for gross proceeds of $11,500,000. On January 28, 2022, we completed a follow-on public offering whereby we sold 1,725,000 ordinary shares for gross proceeds of $25,875,000.

Results of Operations

Comparison of the Three Months Ended September 30, 2023 and 2022

The following table provides certain selected financial information for the periods presented:

	Three Months Ended September 30,			%
	2023	2022	Change	Change
Revenue	$181,669	$96,791	$84,878	88%
Cost of revenue	$94,483	$78,178	$16,305	21%
Gross profit	$87,186	$18,613	$68,573	368%
Gross margin	48%	19%
Research and development	$1,854,795	$909,003	$945,792	104%
Sales and marketing	$1,122,134	$605,844	$516,290	85%
General and administrative	$2,750,895	$3,979,359	$(1,228,464)	(31)%
Total operating expenses	$5,727,824	$5,494,206	$(233,618)	4)%
Loss from operations	$(5,640,638)	$(5,475,593)	$(165,045)	(3)%
Other expense	$659,119	$120,634	$538,485	446%
Net loss	$(6,299,757)	$(5,596,227)	$(703,530)	(13)%
Total comprehensive loss	$(5,818,294)	$(5,532,128)	$(286,166)	(5)%
Basic and dilutive loss per common share	$(0.39)	$(0.39)	$0.00	0%
Weighted average number of common shares outstanding – basic and diluted	15,967,714	14,286,157

Revenue

Revenue for the three months ended September 30, 2023 was $181,669 as compared to $96,791 for the three months ended September 30, 2022, an increase of 88%. This increase was attributable to an increase in ColoAlert sales, primarily in Germany. We intend to continue our efforts to grow the market for ColoAlert, both in Germany and extending to other countries in Europe and the rest of world.

Cost of Revenue

Cost of Revenue for the three months ended September 30, 2023 was $94,483 as compared to $78,178 for the three months ended September 30, 2022, a 21% increase. This increase was the result of increased ColoAlert sales volume.

Gross profit

Gross profit increased to $87,186 in the three months ended September 30, 2023 compared to $18,613, for the three months ended September 30, 2022. This gross profit increase, resulting in an improvement of gross margin from 19% to 48%, was attributable to improved profits resulting from lowered unit cost of goods sold which in turn was attributable to economies of scale from increased volumes.

Research and Development Expenses

Research and development expenses for the three months ended September 30, 2023, were $1,854,795 compared to $909,003 for the three months ended September 30, 2022, an increase of $945,792. This increase was driven by increased payroll expenses of $504,110 to support our ColoFuture and eAArly Detect feasibility studies in the U.S. and in Europe. Additionally, direct costs for our studies increased by $76,363 for the three months ended September 30, 2023, compared to the same period in 2022. Further, amortization of intangible assets related to our intellectual property increased by $131,200 and lab overhead increased by $185,302 for the three months ended September 30, 2023 compared to the comparable period of 2022.

Sales and Marketing Expenses

Sales and marketing expenses for the three months ended September 30, 2023, were $1,122,134 compared to $605,844 for the three months ended September 30, 2022, an increase of $516,290. This net increase was the result of an increase in labor costs (salary and consulting) of $848,559 to support the sale of our ColoAlert product and a decrease in advertising expenses of $374,831 in the three months ended September 30, 2023 compared to the comparable period in 2022.

General and Administrative Expenses

General and administrative expenses for the three months ended September 30, 2023 were $2,750,895 compared to $3,979,359 for the three months ended September 30, 2022, a decrease of $1,228,464. The decreased expenses were primarily the result of a decrease of $1,821,042 of non-cash stock option expenses, and increased overhead to support both a larger employee base, as well as support of our clinical studies and European commercial efforts.

Other Expense

Other expenses, net for the three months ended September 30, 2023 was $659,119 compared to $120,634 for the three months ended September 30, 2022, resulting in increased other expenses (net) of $538,485. This increase was primarily the result of foreign currency transaction losses and increased interest expenses related to our equipment financing program of approximately $86,000. Foreign currency transaction losses result from the translation of net liabilities from Euro to U.S. Dollars.

Comparison of the Nine Months Ended September 30, 2023 and 2022

The following table provides certain selected financial information for the periods presented:

	Nine Months Ended September 30,			%
	2023	2022	Change	Change
Revenue	$680,718	$336,596	$344,122	102%
Cost of revenue	$305,793	$190,741	$115,052	60%
Gross profit	$374,925	$145,855	$229,070	157%
Gross margin	55%	43%
Research and development	$7,591,168	$1,702,491	$5,888,677	346%
Sales and marketing	$5,207,795	$3,393,858	$1,813,937	53%
General and administrative	$7,630,246	$13,104,566	$(5,474,320)	(42)%
Total operating expenses	$20,429,209	$18,200,915	$2,228,294	12%
Loss from operations	$(20,054,284)	$(18,055,060)	$(1,999,224)	(11)%
Other expense	$1,058,116	$143,614	$914,502	637%
Net loss	$(21,112,400)	$(18,198,674)	$(2,913,726)	(16)%
Total comprehensive loss	$(20,781,533)	$(18,051,932)	$(2,729,601)	(15)%
Basic and dilutive loss per common share	$(1.38)	$(1.32)	$(0.06)	(5)%
Weighted average number of common shares outstanding – basic and diluted	15,924,040	13,821,914

Revenue

Revenue for the nine months ended September 30, 2023 was $680,718 as compared to $336,596 for the nine months ended September 30, 2022, an increase of 102%. This increase was primarily attributable to an increase in ColoAlert sales, which were primarily in Germany. We intend to continue our efforts to grow the market for ColoAlert, both in Germany and extending to other countries in Europe and the rest of world.

Cost of Revenue

Cost of Revenue for the nine months ended September 30, 2023 was $305,793 as compared to $190,741 for the nine months ended September 30, 2022, a 60% increase. This increase was the result of increased ColoAlert sales volume.

Gross profit

Gross profit increased to $374,925 in the nine months ended September 30, 2023 compared to $145,855, for the nine months ended September 30, 2022. This gross profit increase, resulting in an improvement of gross margin from 43% to 55%, was attributable to improved profits resulting from lowered unit cost of goods sold attributable to economies of scale with increased volumes.

Research and Development Expenses

Research and development expenses for the nine months ended September 30, 2023 were $7,591,168 compared to $1,702,491 for the nine months ended September 30, 2022, an increase of $5,888,677. This increase was driven by increased payroll expenses of $1,975,576 to support our ColoFuture and eAArly Detect feasibility studies in the U.S. and in Europe. Additionally, direct costs for our studies increased by $2,724,812 for the nine months ended September 30, 2023, compared to the same period in 2022. Further, amortization of intangible assets related to our intellectual property increased by $342,075 and lab overhead increased by $675,028 for the nine months ended September 30, 2023 compared to the comparable period of 2022.

Sales and Marketing Expenses

Sales and marketing expenses for the nine months ended September 30, 2023, were $5,207,795 compared to $3,393,858 for the nine months ended September 30, 2022, an increase of $1,813,937. This increase was related to labor costs (salary and consulting) to support the sale of our ColoAlert product, which increased by $2,205,539 and a decrease in advertising expenses of $445,165 for the nine months ended September 30, 2023 compared to the comparable period in 2022.

General and Administrative Expenses

General and administrative expenses for the nine months ended September 30, 2023 were $7,630,246 compared to $13,104,566 for the nine months ended September 30, 2022, a decrease of $5,474,320. The decreased expenses were primarily the result of a decrease of $5,046,819 of non-cash stock option expense, and decreased salary and consulting costs of $1,156,776, related to legal, banking, and accounting fees primarily related to our capital raising efforts in the first nine months of 2022.

Other Expense

Other expenses, net for the nine months ended September 30, 2023 was $1,058,116 compared to $143,614 for the nine months ended September 30, 2022, resulting in increased other expenses (net) of $914,502. This increase was the result of commitment fees and expenses related to our June 28, 2023 financing of $280,000, foreign currency transaction losses and increased interest expenses related to our equipment financing program of approximately $230,000. Foreign currency transaction losses result from the translation of net liabilities from Euro to U.S. Dollars.

Liquidity and Capital Resources

Our principal liquidity requirements are for working capital and operating losses. We fund our liquidity requirements primarily through cash on hand, cash flows from operations and debt and equity financing. As of September 30, 2023, we had $9,320,381 of cash and cash equivalents, with $17,141,775 as of December 31, 2022.

The following table summarizes our cash flows from operating, investing and financing activities:

	Nine Months Ended September 30,
	2023	2022	Change
Cash used in operating activities	$(17,283,658)	$(10,057,242)	$(7,226,416)
Cash used in investing activities	$(1,637,033)	$(643,637)	$(933,396)
Cash provided by financing activities	$10,760,886	$24,052,931	$(13,292,045)

Cash Flow from Operating Activities

For the nine months ended September 30, 2023, cash flows used in operating activities was $17,283,658 compared to $10,057,242 used during the nine months ended September 30, 2022. The increase in cash flows used in operating activities of $7,226,416 was primarily the result of our operating loss for the nine months ended September 30, 2023, net of non-cash stock-based compensation, depreciation and amortization, and timing differences for the settlement of assets and liabilities. A primary driver of this increased loss was the increase in clinical study expenses which increased $2,724,812 in the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022.

Cash Flows from Investing Activities

During the nine months ended September 30, 2023, we used $1,637,033 in investing activities compared to $643,637 used during the nine months ended September 30, 2022. The increase in cash flows used in investing activities of $933,396 was the result of increased capital expenditures of $393,396 related to the expansion of our office and lab space, and payment of $600,000 for the purchase of our ColoAlert intellectual property in February of 2023.

Cash Flows from Financing Activities

During the nine months ended September 30, 2023, we had cash flow provided by financing activities of $10,760,886 compared to cash flow provided by financing activities of $24,052,931 for the nine months ended September 30, 2022, a decrease of $13,292,045. This decrease was primarily the result of our sale of 1,725,000 ordinary shares on January 28, 2022, for net proceeds of $23,865, 890, and the issuance of two convertible notes during the nine months ended September 30, 2023, for net proceeds of $10,120,000.

Working Capital Discussion

We had recurring losses, accumulated deficit totaling $64,144,694 and negative cash flows used in operating activities of $17,283,658 as of and for the nine months ended September 30, 2023. We also had $9,320,381 of cash on hand on September 30, 2023, and working capital, excluding liabilities expected to be settled with ordinary shares, of $6,921,813.

These conditions are indicators that impact the Company’s ability to continue as a going concern for a period of one year from the issuance of these financial statements. If the Company is unable to obtain funding, the Company could be forced to further delay, reduce or eliminate its research and development, regulatory, and commercial efforts which could adversely affect its future business prospects and its ability to continue as a going concern. We plan to fund our cash flow and working capital needs through current cash on hand and future debt and/or equity financings which we may obtain through one or more public or private equity offerings, debt financings, government or other third-party funding, strategic alliances or collaboration agreements. In December 2022, we entered into a $50,000,000 Controlled Equity Offering; we raised $1.9 million of net cash from this facility during the nine months ended September 30, 2023. Additionally, on June 28, 2023, we entered into a Pre-Paid Advance Agreement have issued $11 million of convertible promissory notes, for net proceeds of $10.1 million during the nine months ended September 30, 2023.

Management believes that our expense reduction plans, coupled with the availability of our Controlled Equity Offering and/or Pre-Paid Advance Agreement, and ability to execute a financing after the reporting of results from our clinical studies, will provide the financing necessary to fund our working capital needs for the foreseeable future.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

We believe our most critical accounting policies and estimates relate to the following:

●	Revenue Recognition

●	Foreign Currency Translation

●	Stock Option Compensation

●	Impairment of Long-Lived Assets Including Intangibles

●	Lease Accounting

●	Financial Instruments

Revenue Recognition

Our revenue is primarily derived through providing our ColoAlert genetic diagnostic test kits to customers. We recognize revenue in accordance with International Financial Reporting Standards (“IFRS”) 15 “Revenue from Contracts with Customers”.

In accordance with IFRS 15, revenue is recognized upon the satisfaction of performance obligations. Performance obligations are satisfied at the point at which control of the promised goods or services are transferred to customers, in an amount that reflects the consideration we expect to be entitled to receive for those goods and services.

We provide a genetic diagnostic testing service and testing kits which are not considered separately identifiable from each other as we use the testing kits to collect samples in order to deliver the diagnostic test results to the customer. Accordingly, we have one performance obligation which is fulfilled upon the delivery of the test results to the customer and revenue is recognized at that point in time.

We also receive income from government sponsored R&D grants. Income is recognized on these programs when funds are received and all performance obligations, as defined in the grant, are completed. This income is included in the Statements of Comprehensive Loss as Other Income.

Foreign Currency Translation

The functional currency is determined using the currency of the primary economic environment in which that entity operates. The functional currency, as determined by our management, is the Euro (EUR).

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate on the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Our reporting currency is the US dollar. For presentation purposes, all amounts are translated from the Euro functional currency to the US dollar presentation currency for each period using the exchange rate at the end of each reporting period for the statement of financial position. Revenues and expenses are translated on the basis of average exchange rates during the year.

Exchange gains and losses arising from translation to our presentation currency are recorded as exchange differences on translation to reporting currency, which is included in other comprehensive income (loss).

Stock Option Compensation

We have adopted our 2021 Omnibus Incentive Plan and 2022 Omnibus Incentive Plan (the (“Plans”). Under the Plans, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the Plans, the aggregate number of shares underlying awards that we could issue cannot exceed 2,800,000 ordinary shares.

On November 4, 2021, we awarded 1,484,650 stock options under the Plans, with a strike price of $5.00, the per share price in our November 2021 initial public offering. Such stock options were granted to all of our current employees, directors, advisors and senior management team. Such stock options for our non-senior management team, independent directors and advisors will begin vesting on November 4, 2022, and stop vesting on November 4, 2025, at the latest. Such stock options for the four members of our senior management team began vesting in portions equal to 25% of such options granted if, prior to November 4, 2025, the four-year anniversary of our initial public offering, for ten consecutive trading days (with at least 100,000 shares traded per trading day) the volume-weighted average price of the ordinary shares on the principal market is at least:

●	$7.50;

●	$10.00;

●	$12.50, provided that such options cannot vest until the twelve-month anniversary of our initial public offering at the earliest; and

●	$15.00, provided that such options cannot vest until the twelve-month anniversary of our initial public offering at the earliest.

100% of these options were fully vested on November 5, 2022.

We have valued these stock options as follows: (a) for those options that have time-based vesting, we will use the Black-Scholes method to value the stock options at the time of award and record the compensation expense in our Statement of Operations over the vesting period, and (b) for options issued with milestone based vesting criteria, we will use a Monte Carlo simulation to value the options at the time of issuance and each subsequent reporting date until fully vested or expired, with any change in compensation expense measured by such method to be recorded in our Statement of Operations.

The Black-Scholes option pricing model considers, among other factors, the expected term of the award and the expected volatility of our stock price. Due to the lack of an adequate history of a public market for the trading of our ordinary shares, we have based our estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded with historical share price information sufficient to meet the expected life of the stock-based awards. The Monte Carlo simulation approach is a class of computational algorithms that rely on repeated random sampling to compute their results. This approach allows the calculation of the value of such stock options based on a large number of possible stock price path scenarios. Expense for the market-condition stock options will be recognized over the derived service period as determined through the Monte Carlo simulation model.

Impairment of Long-Lived Assets Including Intangibles

We continually evaluate whether events or circumstances have occurred that indicate the remaining estimated useful lives of our long-lived assets including intangible assets may warrant revision or that the remaining balance of such assets may not be recoverable. We use an estimate of the related undiscounted cash flows over the remaining life of the asset in measuring whether the asset is recoverable.

Lease Accounting

We assess at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. We recognize lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term. Lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by us and payments of penalties for terminating the lease, if the lease term reflects us exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, we use our incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

We recognize right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Financial Instruments

(a) Classification

We classify our its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. We determine the classification of financial assets at initial recognition. The classification of debt instruments is driven by our business model for managing financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition we can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if we have opted to measure them at FVTPL.

(b) Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

Capitalization and Indebtedness

 The following table sets forth our capitalization. Such information is set forth on the following basis:

●	on an actual basis as of September 30, 2023; and

●	on a pro forma basis, giving effect to the sale by us of 4,166,667 Ordinary Shares and Pre-Funded Warrants, at an offering price of $1.20 per Ordinary Share and Pre-Funded Warrant (which include the nominal exercise price to be paid upon the exercise of the Pre-Funded Warrants), after deducting placement agent fees and estimated offering expenses.

You should read this table together with our unaudited financial statements and the related notes appearing as an exhibit to the current report on Form 6-K to which this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is attached as an exhibit. The pro forma information provided below does not take into account any other changes to our financial information (including any expenses) other than as set out above.

	September 30, 2023
	Actual	Pro Forma
Cash	$9,320,381	$13,785,381

Debt:
Convertible notes	7,281,158	$7,281,158
Silent Partnerships	971,916	971,916
Total Debt	$8,253,074	$8,253,074

Stockholders’ Equity:
Share capital	$187,890	226,867
Share premium	46,525,899	50,951,922
Reserve	20,497,224	20,497,224
Accumulated deficit	(64,144,694)	(64,144,694)
Accumulated other comprehensive income	383,049	383,049
Total Stockholders’ Equity	3,449,368	$7,914,368
Total Capitalization	$11,702,442	$16,167,442